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                                                                    Exhibit 99.2

                             FOR IMMEDIATE RELEASE

                   INDEX FUTURES GROUP, INC. AGREES TO SELL

            BROKERAGE ACTIVITIES TO E.D.& F. MAN INTERNATIONAL INC.

     Chicago, Illinois (June 3,1996) -- Index Futures Group, Inc., the principal operating subsidiary of Jack Carl 3l2-Futures, Inc. (NASDAQ FUTR) announced that it signed an agreement to sell its futures and futures options brokerage activities to E.D.& F. Man International Inc., the U.S. futures unit of London-based E.D.& F. Man Group plc. Specific terms were not disclosed. The transaction will close after completion of all required corporate action, including the dissemination by Jack Carl/312-Futures, Inc. of a definitive Information Statement to its shareholders describing the transaction. Closing is expected to occur in approximately thirty days.

     "This transaction should provide Index and its parent with a significant income strain over the next 5-1/2 years," said Burton J. Meyer, President of Jack Carl/312-Futures, Inc., the parent company. "Index and its parent will then be in the position of being able to evaluate other business opportunities and to concentrate on the foreign exchange business," he noted.

     As part of the transaction, Mr. Meyer will join E.D.& F. Man International Inc. as an Executive Vice President and will also be President of the Jack Carl Futures Discount Division. Certain other current Index employees will also be employed by Man as part of the transaction.

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For Further Information Contact:

Burton J. Meyer
Jack Carl/312-Futures, Inc.
200 West Adams Street
Suite 1500
Chicago, Illinois 60606
(312) 407-5700

                                Exhibit 20(ii)

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